                               [ATARI LETTERHEAD]


KRISTINA K. PAPPA
Vice President and General Counsel
417 Fifth Avenue, 8th Floor
New York, NY 10016
Direct Dial:  212-726-4242
Fax:  212-726-4214
Email:  kistina.pappa@atari.com

                                        June 30, 2006


          VIA EDGAR AND FACSIMILE
          Securities and Exchange Commission
          Office of Edgar Information Analysis
          450 Fifth Street
          Washington, DC 20549

               Re:  Accession No. 0000950123-06-008390

          Ladies and Gentlemen:

               The fiscal year of Atari, Inc. ends on March 31. Therefore, Atari needed to file its Annual Report on Form 10-K for the year ended March 31, 2006 by June 14, 2006. On June 14, 2006, Atari filed a Form 12b-25 for an automatic 15 day extension to file the fiscal 2006 Form 10-K, giving Atari until June 29, 2006 to timely file.

               Atari used Bowne & Co., a major financial printer, to put format its Form 10-K for filing on EDGAR. Several minutes before 5:30 p.m. on June 29, 2006, Atari instructed Bowne & Co. to file the Annual Report on Form 10-K. However, we have been informed by Bowne that because of an HTML coding error introduced unexpectedly into our filing by Bowne's typesetting system, Bowne was unable to commence the filing by 5:30 p.m. In fact, the filing was made at 5:54 p.m. and accepted at 5:56 p.m. on June 29, 2006 with a filing date of June 30, 2006, at 6:00 a.m. (after the live filing deadline). I enclose a copy of a letter from Bowne & Co. explaining the cause of the delay in filing the Form 10-K.

               As described above, Atari made a good faith attempt to file the Annual Report on Form 10-K on June 29, 2006, but the filing was delayed due to technical difficulties beyond Atari's control. Due to the time sensitivity of this filing, we respectfully request an adjustment of the filing date of the above-referenced filing to June 29, 2006, as permitted under Rule 13(b) of Regulation S-T.


                                        Very truly yours,

                                        /s/ Kristina K. Pappa

                                        KRISTINA K. PAPPA
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                              Bowne of New York City, L.L.C.
                              55 Water Street
                              New York, NY 10041
                              212/924-5500
                              Fax: 212/229-3400
                              --------------------------------------------------
                                                          John Hoffman
                                                          Vice President

[BOWNE LOGO]


      June 29, 2006





      Kristina Pappa
      Vice President & General Counsel
      Atari Inc.
      417 Fifth Avenue
      New York, New York 10016-2204

      Dear Kristina:

      This letter is to confirm your request to Bowne & Co., requesting an explanation of the coding error that caused the delayed filing of your company's Form 10-K. Before the 5:30 pm filing deadline today June 29, 2006, Bowne was requested to file such Form 10- K, file number 0-27338. We were experiencing an unusual coding error within our EDGAR 2 and typesetting files on this job. It took Bowne an unusual amount of time to correct this error.

      We regret an inconvenience this may have caused.

      Sincerely,


      /s/ John Hoffman


      John Hoffman